Katch Entertainment Inc.
Statements of Comprehensive Income
(Unaudited)

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
Revenue	$ -	$ -
Expenses:		
Payroll	61,711	-
Contractors	555,989	11,030
Marketing expenses	4,037	73
Office expenses	6,944	257
IT expenses	15,095	-
Legal and Professional	13,763	-
Travel, Meals & Entertianment	6,444	1,498
Total operating expenses	663,983	12,859
Other expenses	4,534	1,117
Total Other expenses	4,534	1,117
Total expenses	668,517	13,976
Net loss	$ (668,517)	$ (13,976)